

August 8, 2024

Harry Leonhardt
General Counsel
Poseida Therapeutics, Inc.
9390 Towne Centre Drive, Suite 200
San Diego, California 92121

> **Re: Poseida Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 5, 2024**
> **File No. 333-281248**

Dear Harry Leonhardt:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tamika Sheppard at 202-551-8346 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Edmond Lay